Consent of Independent Auditors



The Board of Directors
Dime Financial Corporation:

We consent to incorporation by reference in the Registration Statement (No. 33-23054) on Form S-8 of Dime Financial Corporation of our report dated January 18, 1996 relating to the consolidated statements of condition of Dime Financial Corporation and subsidiary as of December 31, 1995 and 1994 and the related consolidated statements of operations, changes in shareholders equity and cash flows for each of the years in the three-year period ended December 31, 1995, which report appears in the December 31, 1995 annual report on Form 10-K of Dime Financial Corporation.

Our report refers to changes in the methods of accounting for investment securities in 1994 and postretirement benefits other than pensions and income taxes in 1993.


                                       /s/ KPMG PEAT MARWICK LLP


Hartford, Connecticut
March 27, 1996